

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

October 8, 2009

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

     Re: **Cedar Shopping Centers, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30,
             2009
             File No. 001-31817

Dear Mr. Ullman:

     We have reviewed your response letter dated September 24, 2009, and have the following additional comment.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 44

Intangible Lease Asset/Liability, page 46

1.   We have read and considered your response to comment one. We note that you have concluded that the fair value of the renewal options are insignificant based on the likelihood that such options would not be exercised. Please tell us the GAAP literature you relied on to support your conclusion that the probability of the renewal option being exercised should be utilized rather than the contractual terms of the leases in determining the value to ascribe to below market leases under SFAS 141. Your reference to FIN 21 addressing the retention of the same lease accounting does not seem to negate the need to recognize the value of below market leases under SFAS 141.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant